

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

August 21, 2014

Via E-Mail
Marc Ross, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, NY 10006

      Re: Sunway Global Inc.
              Schedule 13E-3
              Filed on July 30, 2014
              File No. 5-56735

Dear Mr. Ross:

      We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure.

      Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Schedule 13E-3.

Schedule 13E-3

Introduction, page 1

1.   We note the reference in the first paragraph to the suspension of the Company's reporting obligations under Exchange Act section 15(d). However, based on the Company's Form 10-K for the fiscal year ended December 31, 2013, it also appears that the Company's common stock is registered pursuant to Exchange Act section 12(g). Please advise.

Approval of Stockholders, page 1

2.   Disclosure indicates that holders of shares of Common Stock representing an aggregate of 97.32% of the Company's issued and outstanding shares of Common Stock approved the Transaction by written consent. Please advise how the Company obtained the

consents of these holders and why this was consistent with Regulation 14A. We note the disclosure on page 15 that two holders own 84.835% of the issued and outstanding shares, the Chairman and chief executive officer of the Company and a holder of 24.31% of the shares issued and outstanding.

Stockholders with Shares Held in Street Name, page 3

3.   Please disclose whether a shareholder owning in the aggregate 10 or more pre-Reverse Stock Split shares but holding the shares in several accounts with less than 10 pre-Reverse Stock Split shares will be cashed out unless the shareholder consolidates such accounts prior to the Reverse Stock Split.

Fairness of the Reverse Stock Split, page 6

4.   The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). The discussion on pages 6 through 8 does not appear to address the factors described in clauses (ii), (iii), (iv), (v) or (vi) of Instruction 2 to Item 1014 and Item 1014(e) or explain why such factors were not deemed material or relevant. If the procedural safeguard in Item 1014(e) was not considered, please explain why the Board believes the Transaction is procedurally fair in the absence of such safeguard. We note that the absence of the procedural safeguards provided by Item 1014(c) and (d) is briefly discussed on page 7.

Effects on our Stockholders, page 7

5.   This section discloses the effects on stockholders owning fewer than 10 pre-Reverse Stock Split shares and stockholders with at least 10 such shares. However, Item 1013(d) of Regulation M-A requires the Company to address the impact on affiliated and unaffiliated security holders as well. See Item 1013(d) of Regulation M-A. Please revise the disclosure accordingly.

Fairness Opinion of HCP, page 9

6.   Please confirm that the projections referenced on page 9 are the projections included in HCP's fairness opinion and that such fairness opinion, including all of its exhibits, will be furnished to stockholders.

Financial Statements, page 24

7.   It appears that the Company is intending to incorporate by reference the information required by Item 1010(a) of Regulation M-A. In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a), all of the

Marc Ross, Esq.
Sichenzia Ross Friedman Ference LLP
August 21, 2014
Page 3

summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise to include summary financial statements and other applicable financial information required by Item 1010(c)(1) through (6).

8.   Item 13 currently incorporates by reference the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014. Please update this disclosure as well as the disclosure provided in response to the immediately preceding comment to reflect the Company's Form 10-Q filed on August 19, 2014 for the quarterly period ending June 30, 2014.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosure it has made.

In connection with responding to our comments, please provide a written statement from the Company acknowledging that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions